SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of May 2007
CNH GLOBAL N.V.
(Translation of Registrant’s Name Into English)
World Trade Center
Tower B, 10th Floor
Amsterdam Airport
The Netherlands
(Address of Principal Executive Offices)
     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
     Form 20-F ☒      Form 40-F ☐
     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
     Yes ☐      No ☒
     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _________.)

CNH GLOBAL N.V.
Form 6-K for the month of May 2007
List of Exhibits:
1.	News Release entitled, “CNH Supplies Equipment for Cleanup at Greensburg Tornado Site”

FOR IMMEDIATE RELEASE.
For more information contact:
Thomas Witom, News & Information (630) 887-2345
CNH Supplies Equipment for Cleanup at Greensburg Tornado Site
LAKE FOREST, Illinois — May 14 — MARKET WIRE — CNH said the Kansas National Guard today began hauling skid steer loaders and related equipment from the company’s plant in Wichita, Kan., about 90 miles west to tornado-stricken Greensburg, Kan., where it will be used in a massive cleanup effort.
     The joint effort was coordinated by the CNH plant in Wichita, its New Holland Construction Equipment brand and Wichita Tractor Co., a local dealer. Six Super BoomTM L190 model skid steer loaders plus grapple buckets and pallet forks were included. KanEquip Inc., a dealer in Dodge City, Kan., will provide product support.
     “It’s a great feeling to witness the generosity of Kansans like you. I speak for the citizens of Greensburg when I extend a heartfelt ‘Thank you,’” said Col. Michael Foster of the Kansas Air National Guard in a statement.
     Harold Boyanovsky, president and CEO of CNH, reiterated, “We are pleased to be in a position to provide equipment needed to begin the process of rebuilding this community.”
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CNH Global N.V. is a world leader in the agricultural and construction equipment businesses. Supported by about 11,500 dealers in 160 countries, CNH brings together the knowledge and heritage of its Case and New Holland brand families with the strength and resources of its worldwide commercial, industrial, product support and finance organizations. CNH Global N.V., whose stock is listed at the New York Stock Exchange (NYSE:CNH), is a majority-owned subsidiary of Fiat S.p.A. (FIA.MI; NYSE:FIA). More information about CNH and its Case and New Holland products can be found online at www.cnh.com.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNH Global N.V.
By:	/s/ Roberto Miotto
Roberto Miotto
Senior Vice President, General Counsel and Secretary

May 14, 2007